Mail Stop 4561

January 8, 2007

Mr. James R. Worms
President and Chief Executive Officer
Paladin Realty Income Properties, Inc.
10880 Wilshire Blvd., Suite 1400
Los Angeles, CA 90024

> **Re: Paladin Realty Income Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and**
> **September 30, 2006**
> **Filed May 10, August 14, and November 13, 2006**
> **File No. 0-51860**

Dear Mr. Worms:

We have reviewed your response letter dated December 22, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Item 6. Selected Financial Data, page 30

1.   We have reviewed your response to prior comment 1 and do not understand how you arrived at the $0.42 dividends declared per common share that you plan to disclose in future filings. Please tell us how you calculated this amount.

Form 10-Q for the fiscal quarter ended June 30, 2006

Condensed Consolidated Balance Sheets, page 1

2.   We have reviewed your response to prior comment 4. Please tell us what the restricted cash requirements under the mortgage loan relate to and, based on such

nature, how you determined the appropriate classification of the changes in the balance within the statement of cash flows. Refer to paragraph 24 of SFAS 95.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant